FORM 6-K

1-15116

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of July, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

6

Canada Life™

Canada Life Becomes U.K. Group Insurance Leader

TORONTO, CANADA, July 29, 2002 – Canada Life Financial Corporation ("Canada Life™") (TSX: "CL", NYSE: "CLU") today announced that the company's U.K. division has reached an agreement with Royal & SunAlliance Insurance Group plc, to purchase their group life and long term disability insurance business.

The acquisition establishes Canada Life as the market leader in the United Kingdom's group life business, the country's second largest group income protection (disability) insurance provider and first among all U.K. group life insurance suppliers. Canada Life's estimated share of the U.K. group life and group income protection markets will now rise to 30% and 21.5% respectively*. The block of business covered by the purchase agreement includes the transfer of more than 11,000 policies covering approximately 1.5 million members. Revenue premium on the block was $446 million * in 2001.

"The purchase of Royal & SunAlliance's U.K. group life operations is an excellent example of Canada Life's acquisition strategy in action," said David Nield, Chairman, President and Chief Executive Officer, Canada Life. "It builds upon our existing strengths in the U.K. group protection market, making us the clear leader in a core business line. And the transaction is financially attractive."

The purchase price paid for the business is 60 million pounds sterling (approximately C$150 million) in cash. The transaction is expected to be neutral to earnings for the rest of 2002 and accretive to earnings by 10 to13 cents per share in 2003.

Approximately 180 Royal & SunAlliance employees will be retained. It is expected that this staff number will grow by 40 – 50 by transferring certain existing Canada Life employees and by local recruitment in Bristol. Canada Life employees not asked to transfer to Bristol will be given an opportunity to apply for vacant positions within Canada Life's Potters Bar office.

The transaction is subject to regulatory approval. Both companies expect the transaction to be completed by October 1, at which time, Royal & SunAlliance will reassure its group insurance risks with Canada Life who will administer the insurance. Formal transfer of the business will occur after court approval, expected in mid-2003.

Canada Life will host a conference call at 11:00 a.m. today, Monday, July 29, during which senior executives will discuss the transaction. In Toronto, call 416-405-9328. Elsewhere in North America, call toll-free 1-800-387-6216. Please provide your name, location and organization to the operator. A playback of this call will be available after 5:00 p.m. on July 29, 2002, Toronto time until midnight Toronto time on August 2, 2002. The playback can be heard by calling 416-695-5800, Passcode 1227903 or 800-408-3053, Passcode 1227903.

The call will be broadcast live on the Internet at www.canadalife.com and a slide presentation providing additional details can be found on the Presentations page of the Investor Relations section of the site. The web copy will be archived and available on the web site following the call.

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A transcript of the call will also be available on the Internet at www.canadalife.com (click on Investor Relations, then Presentations) on Thursday, August 6, 2002.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, founded in 1847 as the first domestic life insurance company in Canada, has total assets under administration in excess of $66 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

Royal & SunAlliance is one of the world's leading global insurers. The group has operations in around 50 countries and provides cover in over 130. It is also one of the world's oldest insurance companies, tracing its roots back to 1710. Today the group has around 50,000 staff worldwide, serving over 20 million customers.

This release may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition, changes in government regulations and other factors discussed in materials filed by the Company with applicable securities regulatory authorities from time to time.

– 30 –

All figures in Canadian dollars.
* (source – GE Frankona's group insurance survey, March 2002)

For more information, contact:
Media inquiries:
Ardyth Percy-Robb,
Corporate Communications Vice-President
Canada Life
ph. (416) 597-1440 ext. 6104
ardyth_percy-robb@canadalife.com

Investor Relations inquiries:
Brian Lynch,
Vice President, Investor Relations
Canada Life
ph. (416) 597-1440 ext. 6693
brian_lynch@canadalife.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 29th day of July, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________________

Roy W. Linden
Corporate Secretary &
Chief Compliance Officer